VIA EDGAR AND FACSIMILE

May 5, 2008

Re:	Ingersoll-Rand Company Limited Registration Statement on Form S-4, Amendment No. 4 Filed May 5, 2008 File No. 333-149537

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Perry Hindin

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ingersoll-Rand Company Limited (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-4, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 thereto, so that it will become effective at 10:00 AM on May 7, 2008 or as soon thereafter as is practicable. The Registrant hereby acknowledges the following: (i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                  Very truly yours,

INGERSOLL-RAND COMPANY LIMITED

By:	/s/ Patricia Nachtigal
	Name:	Patricia Nachtigal
	Title:	Senior Vice President and General Counsel

cc:	Mario Ponce, Esq. Simpson Thacher & Bartlett LLP

Eileen T. Nugent, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

Thomas W. Greenberg, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

Joseph McCann Securities and Exchange Commission

Angela Crane Securities and Exchange Commission

Kevin Kuhar Securities and Exchange Commission